Exhibit 18

December 4, 2003

Board of Directors

aaiPharma Inc.
2320 Scientific Park Drive
Wilmington, North Carolina 28403

Note 1 of the notes to the audited consolidated financial statements of aaiPharma Inc. included in its Annual Report on Form 10-K for the period ended December 31, 2003 describes a change in the date (from December 31 to October 1) of the Company’s annual goodwill impairment test required under Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. There are no authoritative criteria for determining a ‘preferable’ measurement date for this analysis based on the particular circumstances; however, we conclude that such a change in the method of applying SFAS No. 142 is to an acceptable alternative date which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP